CGSH
                                                               Draft
                                                            12/16/97

As filed with the Securities and Exchange Commission on December __,
1997
                                    Registration No. 333-__________
================================================================================
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                          --------------
                             Form S-3
                      REGISTRATION STATEMENT
                              UNDER
                    THE SECURITIES ACT OF 1933
                          --------------
                           BLOUNT, INC.
                    BLOUNT INTERNATIONAL, INC.
          (Exact name of each registrant as specified in
                           its Charter)
                                           63-0593908
           Delaware                        63-0780521
         (State or other                 (I.R.S. employer
          jurisdiction of             identification numbers)
         incorporation or
         organization)
                    4520 Executive Park Drive
                    Montgomery, AL 36116-1602
                          (334) 244-4000
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
                          --------------
                         Harold E. Layman
                    Blount International, Inc.
                    4520 Executive Park Drive
                 Montgomery, Alabama, 36116-1602
    (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 --------------
                            Copies to:
      Louis Kahn, Esq.                               Mary A. Bernard, Esq.
 Cleary, Gottlieb, Steen &                              King & Spalding
          Hamilton                                    1185 Avenue of the
     One Liberty Plaza                                     Americas
  New York, New York 10006                         New York, New York 10036
        212-225-2230                                     212-556-2100

   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|_|

   If delivery of the prospectus is expected to be made pursuant
to Rule 434, please check the following box. |_|
                  CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------

      Title Of Each Class        Amount To    Proposed Proposed     Amount Of
Of Securities To Be Registered       Be       Maximum   Maximum    Registration
                                 Registered  Offering  Aggregate       Fee
                                               Price    Offering
                                             per Unit  Price (1)
                                                (1)
-------------------------------------------------------------------------------
 __% Senior Notes Due 2008
   of Blount, Inc.             $150,000,000    100%   $150,000,00     $44,250

-------------------------------------------------------------------------------
 Blount International,
   Inc. Guarantee                  -              -          -           (2)
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities
      Act of 1933.

(2)   No fee required pursuant to Rule 457(h).

                                 --------------

   The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

----------------------------------------------------------------------
X    Information contained herein is subject to completion or         X
X amendment. A registration statement relating to these securities X X has been filed with the Securities and Exchange Commission. X
X    These securities may not be sold nor may offers to buy be        X
X    accepted prior to the time the registration statement becomes    X
X    effective.  This prospectus shall not constitute an offer to     X
X    sell or the solicitation of any offer to buy nor shall there     X
X    be any sale of these securities in any State in which such       X
X    offer, solicitation or sale would be unlawful prior to           X
X    registration  or qualification   under the securities laws of    X
X    any such State.                                                  X
----------------------------------------------------------------------


           Subject to Completion, Dated December , 1997
Prospectus






Blount, Inc.

$150,000,000
       % Senior Notes due                 , 2008

Fully and Unconditionally Guaranteed by
Blount International, Inc.

Interest payable          and

Issue price:              %

Interest on the    % Senior Notes due  , 2008 (the "Notes") of
Blount, Inc. (the "Company") is payable semi- annually
on      and      of each year, beginning  , 1998. The Notes are being
offered by the Company and will be fully and unconditionally guaranteed (the "Guarantee") by Blount International, Inc. The Notes are redeemable, in whole or in part, at the option of the Company, at any time, at a redemption price equal to the greater of (i) 100%
of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis at the Adjusted
Treasury Rate (as defined herein) plus       basis points, plus, in
each case, accrued but unpaid interest thereon to the date of redemption.

The Notes will be represented by one or more Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, Notes will not be issued in definitive form. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                        Underwriting
                       Price to         discounts and            Proceeds to
                       public(1)        commissions             Company(1)(3)
--------------------------------------------------------------------------------
Per Note                 %                     %                     %
--------------------------------------------------------------------------------
Total                 $                 $                        $
--------------------------------------------------------------------------------
(1)  Plus accrued interest, if any, from                  , 1998.
(2)  The Company has agreed to indemnify the Underwriters
     against certain liabilities, including liabilities under the
     Securities Act of 1933, as amended.  See "Underwriting."
(3)  Before deducting expenses payable by the Company estimated
     at $              .

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or
about        , 1998 through the facilities of the Depositary,
against payment therefor in immediately available funds.

J.P. Morgan & Co.                                     Salomon Smith  Barney

January   , 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.



                         TABLE OF CONTENTS

                                                                Page
                                                                ----
Available Information.......................................      3
Incorporation of Certain Documents by Reference.............      3
The Company.................................................      4
Federal Cartridge Acquisition...............................      7
Use of Proceeds.............................................      7
Capitalization..............................................      9
Selected Financial Data.....................................     10
Management's Discussion and Analysis
   of Financial Condition and
   Results of Operations....................................     12
Description of Notes........................................     14
Underwriting................................................     23
Legal Matters...............................................     24
Experts.....................................................     24

                       AVAILABLE INFORMATION

      Blount International, Inc. ("Blount" or the "Guarantor") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning Blount can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or at the Commission's worldwide website at http://www.sec.gov. Blount's Class A Common Stock and Class B Common Stock are listed on the New York Stock Exchange Inc., and such material may also be inspected at the offices of such Exchange, 20 Broad Street, New York, New York, 10005.

      The Company, a wholly-owned subsidiary of the Guarantor, is not subject to the informational requirements of the Exchange Act, but is required to file reports with the Commission pursuant to the Indenture dated as of July 1, 1993 governing its 9% Senior Subordinated Notes due 2003 ("Subordinated Notes"), which the Company proposes to repay with a portion of the net proceeds from the sale of the Notes offered hereby. See "Use of Proceeds." Upon repayment of the Subordinated Notes, the Company will no longer be obligated to file reports with the Commission pursuant to the Indenture. As a result of the filing of the Registration Statement (as defined herein) with the Commission, the Company will nevertheless become subject to the informational requirements of the Exchange Act and in accordance therewith will be required to file reports and other information with the Commission. The Company intends to request the Commission to conditionally exempt the Company from the informational requirements of the Exchange Act pursuant to Staff Accounting Bulletin No. 53 and Rule 12(h) under the Exchange Act.

      Blount and the Company have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents (or portions thereof), filed with the Commission pursuant to Section 13 of the Exchange Act or Regulation 14A thereunder, are incorporated herein by reference as of their respective dates: (i) the Transition Reports on Form 10-K of Blount and the Company for the period ended December 31, 1996 (the "1996 Forms 10-K"), (ii) the Quarterly Reports on Form 10-Q of Blount and the Company for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (iii) the Current Reports on Form 8-K of Blount and the Company dated November 4, 1997, and (iv) the information under the headings "Election of Directors," "Employment Contracts, Termination of Employment and

Change-In-Control Arrangements" and "Indebtedness of Management" contained in the Proxy Statement relating to the Annual Meeting of Stockholders of Blount on April 21, 1997.

       All reports and definitive proxy or information statements filed by Blount and the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Blount and the Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Executive Vice President--Administration, Blount International, Inc., P.O. Box 949, Montgomery, Alabama, 36101-0949, telephone (334) 244-4000.

                            THE COMPANY

      The Company is an international manufacturing company with operations in three business segments: Outdoor Products, Industrial and Power Equipment and Sporting Equipment. The Company's focus is on manufacturing and distributing products which hold leading market share positions in a number of attractive niche markets. The Company is a wholly-owned subsidiary of the Guarantor, which is a holding company conducting all of its operations through the Company. The principal offices of the Company and the Guarantor are located at 4520 Executive Park Drive, Montgomery, Alabama, 36116 (telephone number: (334) 244-4000).

      Outdoor Products

      The Company's Outdoor Products segment (45.1% of consolidated sales for the year ended December 31, 1996) is comprised of the Oregon Cutting Systems Division ("Oregon") and Dixon Industries, Inc. ("Dixon"). Oregon produces a wide variety of saw chain, chain saw guide bars, saw chain drive sprockets and maintenance tools for use primarily on portable gasoline and electric chain saws, and mechanical timber harvesting equipment. The Oregon trademark is well known to end-users and the Company believes that it is the world leader in the production of saw chain. Oregon's saw chain and related products are used primarily by professional loggers, construction workers, farmers, arborists and homeowners. Oregon also markets an Industrial Cutting System ("ICS"), a diamond-segmented chain cutting system for concrete (including steel-reinforced concrete). ICS is a faster and more flexible concrete cutting method than others currently employed in the construction and demolition industries.

      Oregon sells its products to distributors, dealers and mass merchandisers serving the retail replacement market. In addition, Oregon currently sells its products to more than 50 original equipment manufacturers ("OEMs"). The use of Oregon cutting chain as original equipment on chain saws is promoted through cooperation with OEMs in improving the design and specifications of chain and saws. Due to the high level of technical expertise and capital investment required to manufacture saw chain and guide bars, the Company believes that it is able to produce durable, high-quality saw chain and guide bars more efficiently than most of its competitors.

       The Company has Oregon marketing personnel throughout the United States and in a number of foreign countries. Sales derived from operations outside the United States accounted for 43%, and export sales accounted for an additional 24%, of Oregon's sales during the year ended December 31, 1996.

      Dixon, acquired by the Company in early fiscal 1991, has manufactured ZTR (zero turning radius) lawn mowers and related attachments since 1973. Dixon pioneered the development of ZTR and is the only manufacturer to offer a full line of ZTR lawn mowers for both homeowner and commercial applications.

      The key element which differentiates lawn mowers manufactured by Dixon from those of its competitors is Dixon's unique mechanical transaxle. The transaxle transmits power independently to the rear drive wheels and enables the operator to move the back wheels at different speeds and turn the mower in a circle no larger than the machine, a "zero radius turn." This transmission enables the Dixon mower to out-maneuver conventional ride-on mowers available in the market today and provides a cost advantage over the more expensive hydrostatic drives used by competitors in the market.

      Dixon sells its products through full-service dealers, North American distributors and export distributors. Sales by Dixon accounted for 15% of sales attributable to the Outdoor
Products segment in the year ended December 31, 1996.

      In January 1997 the Company acquired Frederick Manufacturing Corp. and Orbex, Inc. for an aggregate of $19 million in cash. Frederick and Orbex are suppliers of outdoor products, primarily accessories for lawn mowers, and sporting goods. Their sales for 1996 aggregated approximately $20 million.

      Industrial and Power Equipment

     The Company's Industrial and Power Equipment segment (32.2% of consolidated sales for the year ended December 31, 1996) manufactures equipment for timber harvesting and log loading, industrial tractors and loaders, rotation bearings and mechanical power transmission components. The Company believes that it is a world leader in the manufacture of hydraulic timber harvesting equipment, which includes a line of self-propelled and truck-mounted loaders and feller bunchers (tractors with hydraulic attachments for felling timber) under the Prentice brand name; a line of tractors, feller bunchers and related attachments under the Hydro-Ax brand name; and a line of delimbers, slashers, processors and self-propelled carriers under the CTR brand name. Major users of these products include timber harvesters, lumber and pulp mills, land reclamation companies, contractors, scrap yard operators and waste treatment facilities.

      The Company sells its products through a network of approximately 160 dealers in over 200 locations in the United States and currently has an additional 15 dealers overseas, primarily in South America and Southeast Asia. Over 80% of the sales attributable to the Industrial and Power Equipment segment for the year ended December 31, 1996 were in the United States, primarily in the southeastern and south central states.

      The Company emphasizes the quality, safety, comfort, durability and productivity of its products and the after-market service provided by its distribution and support network. The Company's Industrial and Power Equipment segment competes primarily on the basis of quality with a number of domestic and foreign manufacturers of log loaders and feller bunchers.

       The Company attempts to capitalize on its technological and manufacturing expertise as a means of increasing its participation in the market for replacement parts for products which it manufactures, as well as of developing new product applications both within and beyond the timber, scrap and construction industries. The Company is committed to continuing research and development in this segment to respond quickly to increasing mechanization and environmental awareness in the timber harvesting industry.

      Sales attributable to the Industrial and Power Equipment segment during the year ended December 31, 1996 included sales aggregating $43 million from Gear Products, Inc. ("Gear"), acquired by the Company early in fiscal 1992, and CTR Manufacturing, Inc. ("CTR"), acquired by the Company in early fiscal 1995. Gear designs, manufactures and distributes rotation bearings and mechanical power transmission components for manufacturers of equipment that serve the utility, man-lift, construction, forestry and marine industries.

      Sporting Equipment

      The Company's Sporting Equipment segment (22.7% of consolidated sales for the year ended December 31, 1996) manufactures small arms ammunition, reloading equipment, primers, gun care products and accessories, and is a distributor of imported sports optical products under the Simmons and Weaver brand names. Sales by Simmons Outdoor Corporation, acquired in December 1995, accounted for 31% of sales attributable to the Sporting Equipment segment for the year ended December 31, 1996. Principal products in this segment include CCI and Speer ammunition sold for use by hunters, sportsmen, law enforcement and military personnel; RCBS reloading equipment for use by hunters and sportsmen who prefer to reload their own ammunition; Outers gun care and trap-shooting products; Ram-Line synthetic stocks and other shooting sports accessories; Weaver shooting mounts and scopes; and Simmons binoculars, scopes and telescopes and other optical and hunting accessories. The Company believes that it is a market leader in the domestic gun care and reloading markets with high levels of brand name recognition in each of these areas. The Sporting Equipment segment also produces industrial powerloads which are used in the construction industry to drive fastening pins into metal or concrete.

      The market for Sporting Equipment products is characterized by a high degree of customer loyalty to brand names and historically has remained relatively stable notwithstanding adverse economic conditions. A continuing focus on new and better technologies has enabled the Company to introduce a number of new and improved products in recent years. These products include Nitrex, the segment's new rifle ammunition, which was previously available only to handloaders. One of the segment's successful products in recent years has been Blazer aluminum-case ammunition. Up to 15% less expensive than traditional brass-case ammunition, Blazer aluminum-case ammunition is used as training ammunition by numerous law enforcement agencies located throughout the world. The Company also has been successful with the introduction of Gold Dot pistol ammunition, a high performance service round that is used by many major law enforcement agencies. In addition, the Company developed Non-Toxic ammunition, which has a total copper bullet and utilizes a Clean-Fire lead-free primer, in response to concern in the shooting community about exposure to lead and other heavy metals, particularly in indoor ranges.

                   FEDERAL CARTRIDGE ACQUISITION

      On November 4, 1997 the Company acquired the Federal Cartridge Company ("Federal"), a subsidiary of Pentair, Inc., for a purchase price of $112 million in cash, subject to post-closing adjustments. The acquisition was funded with borrowings under the Company's Credit Agreement, other short-term borrowings and internally-generated funds. The Company anticipates that the post-closing adjustments will result in an increase in the purchase price, the amount of which is not expected to be material to the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      Federal manufactures and markets shotshell, centerfire, and rimfire cartridges, ammunition components, and clay targets. These products are distributed throughout the United States through a network of distributors and directly to large retail chains, the U.S. government and law enforcement agencies. On the basis of Federal's 1996 sales in the ammunition business of approximately $130 million, the acquisition would have represented an approximately 90% increase in sales attributable to the Company's Sporting Equipment segment for the year ended December 31, 1996, and places the Company among the leading United States producers of ammunition products.

      The Federal acquisition both complements and significantly expands the Sporting Equipment segment's product offerings. Shotgun shells, a product not manufactured or sold by the Company, represented approximately 45% of Federal's sales for the year ended December 31, 1996. Federal is also a significant producer and marketer of centerfire rifle ammunition, products as to which the Company's market share is much smaller. In addition, Federal has strong sales to the law enforcement market, a market on which the Company only recently began to focus.

      A significant portion of Federal's sales are to mass merchandisers, such as WalMart, to whom the Company's Sporting Equipment sales have been much less significant. The Company believes that as a result of the acquisition of Federal, the Company's Sporting Equipment product lines, particularly its optical products, may gain greater access to such mass merchandisers.

      The Company believes that in recent years Federal's margins for its products generally have been lower than those of the Company's Sporting Equipment segment. The Company believes that the profitability of the Sporting Equipment segment (including Federal) can be improved through cost savings to be phased in over several years. Such savings are expected to result primarily from the specialization and rationalization of production activities, combined purchasing of goods and services and more efficient marketing and distribution.

                          USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $148.6 million. The Company will use $54 million of such net proceeds to repay outstanding indebtedness incurred in connection with the Company's acquisition of Federal (see "Federal Cartridge Acquisition") under the Company's $150 million unsecured revolving credit agreement ("Credit Agreement") with a syndicate of banks. Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), an affiliate of J.P. Morgan Securities Inc., is one of the banks and acts as agent under the Credit Agreement. See "Underwriting." The Credit Agreement provides for interest rates to be determined at the time of borrowings based on a choice of formulas specified in the Credit Agreement. Interest rates and commitment fees may vary based on the ratio of cash flow to debt as defined in the Credit Agreement or on the Company's credit rating. As of December 15, 1997, the Company had an aggregate of $54 million outstanding under the Credit
Agreement, which borrowings bore interest at such date at a weighted average rate of approximately 6.20% per annum. The Credit Agreement terminates in April 2002.

     A portion of the net proceeds from the sale of the Notes may be used to pay any adjustment to the purchase price of Federal. See "Federal Cartridge Acquisition."

     The Company also plans to use a portion of the net proceeds from the sale of the Notes to redeem all of the outstanding Subordinated Notes of the Company, which become redeemable by the Company on June 15, 1998, unless prior to May 16, 1998 the Company reacquires a majority of such principal amount of Subordinated Notes through an offer to purchase Subordinated Notes, or open market or negotiated purchases of Subordinated Notes. If the Company redeems the Subordinated Notes, the redemption price per Subordinated Note will be the principal amount thereof plus a premium equal to 3.375% of such principal amount, plus accrued and unpaid interest to the date of redemption. If the Company repurchases Subordinated Notes through a tender offer or open market or negotiated purchases, the purchase price per Subordinated Note will be a negotiated price or the prevailing market price. As of November 30, 1997, the Company had $68.8 million aggregate principal amount of Subordinated Notes outstanding.

     The Company will use the remaining net proceeds for general corporate purposes, which may include future acquisitions.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade obligations.

                           CAPITALIZATION

      The following table sets forth the consolidated short-term debt and capitalization of Blount at September 30, 1997, and as adjusted to give effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                                                      September 30, 1997
                                                     ------------------

                                                     Actual        As  Adjusted
                                                     ------         ------------


Short-term notes and current maturities of
long-term debt................................        $  0.8             $  0.8
                                                       ======             ======


Long-term debt:

  Credit Agreement (1) .......................        $ 54.0             $  --
  Other (less current maturities) ............          16.0               16.0
  Notes offered hereby .......................           --               150.0
  9% Subordinated Notes due 2003 .............          68.8                --
                                                      ------               ----
Total long-term debt .........................         138.8              166.0
                                                      ------              ------


Stockholders' equity:

  Common stock-par value $0.01 per share:
  Class A-60 million shares authorized,
  27,258,070 shares issued, 25,802,890
  shares outstanding (2) .....................          0.3                 0.3
  Class B-14 million shares authorized,
  11,637,860 shares issued and
  outstanding(2) .............................          0.1                 0.1
  Capital in excess of par value of
  stock (2) ..................................         37.1                37.1
  Retained earnings ..........................        284.6               282.6
  Accumulated translation adjustment .........          7.2                 7.2
  Less Class A treasury stock at cost,
  1,455,180 shares ...........................        (29.3)              (29.3)
                                                      -----                -----

  Total stockholders' equity .................        300.0               298.0
                                                     ------               ------
     Total capitalization ....................       $438.8              $464.0
                                                     ======               ======

------------------------

(1) Reflects borrowings incurred on November 4, 1997 to fund the Federal acquisition and subsequent repayment of $8 million of such borrowings with internally generated funds. See "Use of Proceeds" and "Federal Cartridge Acquisition."

(2) Gives effect to a 2-for-1 stock split effected on December 8, 1997.

                      SELECTED FINANCIAL DATA

      The following selected consolidated financial data of Blount International, Inc. and its subsidiaries (including the Company) for the years ended the last day of February 1993 through 1996, and for the ten months ended December 31, 1996, are derived from the consolidated financial statements of Blount
 International, Inc. and its subsidiaries (including the Company) for such years and period, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected consolidated financial data for the twelve months ended December 31, 1996 and the nine months ended September 30, 1996 and 1997 are derived from unaudited consolidated financial statements of Blount International, Inc. and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data presented for such periods. The following information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference herein. The results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the full year.



                                For the years ended
                              the last day of February,       For the ten
                              -------------------------       months ended
                         1993    1994     1995      1996        12/31/96
                         ----    ----     ----      ----        --------

                          (Dollar amounts in millions, except per share)

Statements of
Income Data:
    Sales ........... $ 426.5  $ 488.0   $ 588.4  $ 644.3      $ 526.7
    Cost of sales ...   299.4    330.1     390.8    427.3        346.5
    Selling, general
     and
     administrative
     expenses .......    98.2    114.1     121.0    126.5        105.2
    Income from
     operations .....    28.9     43.9      76.6     90.5         75.0
    Interest expense,
     net ............   (10.4)    (9.5)     (8.5)    (7.4)        (5.6)
    Income from
    continuing
    operations before
       income taxes .    16.6     33.9      67.4     83.7         69.6
    Income from
     continuing
     operations ....     10.3     21.6      40.7     53.6         44.0
    Net income .....     14.4     11.3      40.7     53.6         45.4
    Per Share (2):
        Income from
        continuing
        operations .     .28       .56      1.05     1.38         1.12
        Net Income .     .39       .29      1.05     1.38         1.16
    Cash dividends
    declared per common share:
       Class A (2) .     0.150     0.154    0.173   0.198        0.228
       Class B (2) .     0.134     0.138    0.156   0.181        0.212
Other Data:
    EBITDA (3) ....    $ 50.5  $  67.6    $ 101.0    116.3      $ 96.6
    Depreciation and
      amortization       23.4     22.8       22.9     22.2        19.2
    Property, plant
      and  equipment
      additions (4)      20.7     14.7       14.7     19.3        18.7
    Ratio of earnings
     to
     fixed
     charges (5,6).       2.2x       3.5x     6.2x     7.4x         8.2x
    Long-term debt
      to total
      capitali-
      zation (7) ..      34.4%    38.3%      32.1%    27.3%       22.5%
Balance Sheet Data
  (at period end):
     Working
     capital ......    $ 58.2  $ 105.1    $ 123.3   $ 136.2    $ 166.2
    Total assets ..     459.4    499.6      520.8     546.5      533.8
    Short-term notes
      and current
      maturities of
      long-term debt     12.8      6.1       7.8       11.7       1.2
    Long-term debt
      (less current
      maturities)        82.0    106.2       98.3       95.9     84.6
    Stockholders'
     equity ........    156.6    171.0      207.7      255.0    290.8


                                                For the nine months
                    For the twelve              ended September 30,
                     months ended              ----------------------
                      12/31/96(1)              1996              1997
                     -----------               ----              ----


Statements of
Income Data:
    Sales ...........   $ 649.3            $ 475.3           $ 512.7
    Cost of sales ...     426.9              312.0             345.8
    Selling, general
     and
     administrative
     expenses .......     130.0               96.1              97.9
    Income from
     operations .....      92.4               67.2              69.0
    Interest expense,
     net ............      (7.5)              (6.5)             (4.8)
    Income from
    continuing
    operations before
       income taxes .      85.4               61.0              64.6
    Income from
     continuing
     operations .....      53.8               37.8              40.8
    Net income ......      55.2               37.8              40.8
    Per Share (2):
        Income from
        continuing
        operations ..      1.37                .97              1.06
        Net Income ..      1.41                .97              1.06
    Cash dividends declared
    per common share:
       Class A (2) ..     0.228              0.165              0.190
       Class B (2) ..     0.212              0.153              0.177
Other Data:
    EBITDA (3) ......   $ 118.2             $ 85.9            $ 89.0
    Depreciation and
      amortization         23.3               17.4              17.9
    Property, plant
      and  equipment
      additions (4)        21.3               13.4              13.9
    Ratio of earnings
     to
     fixed
    charges (5,6) ...      8.1x               7.6x              8.8x
    Long-term debt
      to total
    capitalization (7)     22.5%              23.3%             22.0%
Balance Sheet Data
  (at period end):
    Working capital       166.2            $ 161.3            $169.9
    Total assets ..       533.8              529.2             545.5
    Short-term notes
      and current
      maturities of
      long-term debt        1.2                1.5               0.8
    Long-term debt
      (less current
      maturities)          84.6               84.8              84.8
    Stockholders'
     equity ........      290.8              278.6             300.0

-------------------------
(1) In April 1996, Blount and the Company changed their fiscal year from one ending on the last day of February to one ending on December 31. Unaudited financial data for the twelve months ended December 31, 1996 is presented in the table above for comparative purposes only.

(2) Per share amounts have been restated to reflect a 2-for-1 stock split effected on December 8, 1997.

(3) Represents income from continuing operations before income taxes, interest expense and depreciation and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, (i) operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance or (ii) cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. EBITDA is presented to provide information with respect to debt service capability.

(4) Includes property, plant and equipment of acquired companies at date of purchase of $5.0 million, $0.6 million and $3.0 million in the twelve months ended the last day of February 1995 and 1996 and the nine months ended September 30, 1997.

(5) The ratio of earnings to fixed charges is determined by dividing pretax income from continuing operations before interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor by the sum of interest expense, capitalized interest, debt expense amortization and the portion of rental expense deemed representative of the interest factor.

(6) The following unaudited pro forma ratios of earnings to fixed charges reflect the sale of the Notes offered hereby and the application of the net proceeds therefrom, as described under "Use of Proceeds."

                             For the twelve             For the nine
                              months ended              months ended
                            December 31, 1996        September 30, 1997
                         -----------------------   ----------------------
                          Actual    Pro Forma        Actual     Pro Forma
                          ------    ---------        ------     ---------

    Ratio of earnings to   8.1x       9.2x            8.8x        10.1x
        fixed charges

(7) Total capitalization is defined as the sum of long-term debt
    (excluding current maturities) and stockholders' equity.

                     BLOUNT INTERNATIONAL, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of Blount International, Inc. incorporated by reference in this Prospectus.

Results of Operations

      In April 1996, Blount changed its fiscal year from one ending on the last day of February to one ending on December 31. As a result of the change in fiscal year, the audited financial statements, incorporated in this Prospectus by reference, include the results for the ten-month transition period ended December 31, 1996 ("transition period"). The following discussion and analysis includes a discussion of the nine months ended September 30, 1997 compared to the similar period for the prior calendar year. Per share amounts have been restated to reflect a 2-for-1 stock split effected on December 8, 1997.

Nine Months ended September 30, 1997 (unaudited) Compared to
Nine Months ended September 30, 1996 (unaudited)

      Sales for the first nine months of 1997 were $512.7 million, compared to $475.3 million for the comparable period of the prior year. Net income for the first nine months of 1997 was $40.8 million ($1.06 per share) compared to net income of $37.8 million ($.97 per share) for the comparable period of the prior year. These operating results reflect improved operating income from the Outdoor Products segment in the current year, and lower income from the Industrial and Power Equipment and Sporting Equipment segments. Selling, general and administrative expenses were 19% of sales in the first nine months of 1997 compared to 20% in the first nine months of 1996. Lower interest expense during the nine months ended September 30, 1997 principally reflects lower debt levels during the current year. The principal reasons for these results are set forth below.

      Sales for the Outdoor Products segment for the first nine months of 1997 were $240.4 million compared to $220.5 million during the same periods of 1996. Operating income was $50.3 million during the first nine months of 1997 compared to $45.7 million in the comparable period of the prior year. The higher sales and operating income resulted principally from the acquisition of Frederick Manufacturing Corporation and Orbex, Inc. in the first quarter of 1997, a higher volume of saw chain and bar sales, and higher income from operations in Brazil, partially offset by the effect of a strong U.S. dollar on foreign sales and income.

      Sales for the Industrial and Power Equipment segment were $168.0 million during the nine months ended September 30, 1997, compared to $149.0 million during the same period last year. Operating income was $21.6 million for the first nine months of 1997 compared to $22.9 million for the comparable period of the prior year. The higher sales during the current year reflect a higher volume of forestry equipment sold as a result of improving market conditions and new products introduced during 1997. Management believes that industry fundamentals are improving as worldwide pulp prices have increased and mill inventories have continued to decline. Although operating income was lower for the first nine months, operating income improved during the third quarter, reflecting the higher sales as the price discounting seen in the first half of the year has begun to decrease.

       Sales for the Sporting Equipment segment were $104.3 million in the first nine months of 1997 compared to $105.7 million in the comparable period of 1996. Operating income was $11.5 million during the nine months ended September 30, 1997, compared to $13.9 million during the same period of last year. Sales for the third quarter of 1997 increased by $3.1 million over the comparable period of the prior year, principally due to a higher volume of ammunition products and sports optics. Sales for the nine months ended September 30, 1997 reflect a higher volume of ammunition products sales, offset by a lower volume of sales of sports optics (riflescopes and binoculars) during the first half of 1997. Operating income was lower during the first nine months of 1997 as the prior year's comparable period included the positive effect of reduced environmental cost estimates of $1.9 million resulting from the resolution of an environmental matter. Management believes that the fundamentals for the shooting sports industry are improving slowly. On November 4, 1997, Blount acquired Federal. See "Federal Cartridge Acquisition."

      Total backlog at September 30, 1997 was $107.7 million compared to $74.2 million at December 31, 1996, principally due to a higher backlog at the Industrial and Power Equipment and Sporting Equipment segments.

Liquidity and Capital Resources

      At September 30, 1997, no amount was outstanding under the $150 million Credit Agreement. The long-term debt to equity ratio was .3 to 1 at December 31, 1996 and September 30, 1997. At September 30, 1997, $68.8 million aggregate principal amount of the Company's Subordinated Notes were outstanding. The Subordinated Notes mature in 2003.

      Cash balances at September 30, 1997 were $34.9 million compared to $58.7 million at December 31, 1996. Working capital was $169.9 million at September 30, 1997 compared to $166.2 million at December 31, 1996. The reduction in cash primarily results from cash expenditures attributable to the acquisition of Frederick and Orbex and the purchase of treasury stock under Blount's previously announced $50 million Class A Common Stock buyback program, partially offset by cash flows from operations. The increase in accounts receivable reflects higher sales and the acquisition of Frederick and Orbex. The increase in inventories reflects the acquisition of Frederick and Orbex and some increase due to anticipated orders.

      On November 4, 1997, Blount acquired Federal for $112 million in cash (subject to post-closing adjustments). See "Federal Cartridge Acquisition." The sources of the $112 million paid at closing consisted of borrowings under the Credit Agreement, other short-term borrowings and internally-generated funds. A portion of the net proceeds from the sale of the Notes offered hereby will be used to repay borrowings outstanding under the Credit Agreement. See "Use of Proceeds."

      Management believes that the net proceeds from the sale of the Notes offered hereby, together with borrowings available under the Credit Agreement and cash from operations, will be sufficient to fund Blount's cash needs for the foreseeable future.

New Accounting Standards

      In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." See Note 8 of Notes to Consolidated Financial Statements contained in Blount's Quarterly Report on Form 10-Q for the third quarter ended September 30, 1997, incorporated herein by reference, for a description of Statement No. 128 and its pro forma effects on Blount for the nine months ended September 30, 1997 and 1996.

       In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements are effective for fiscal years beginning after December 15, 1997. Blount does not believe that these statements will have a material effect on financial condition or operating results.

                       DESCRIPTION OF NOTES

      The Notes are to be issued under an Indenture, to be dated
as of January   , 1998 (the "Indenture"), among the Company, the
Guarantor, and        , as Trustee (the "Trustee"), a copy of which
is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein, such Sections or defined terms are incorporated herein by reference.

      The following sets forth certain general terms and provisions of the Notes offered hereby.

General

      The Notes will be unsecured and unsubordinated obligations
of the Company, will be limited to $       aggregate principal amount
and will mature on , 2008. Payment of principal of, premium, if any, and interest on the Notes will be fully and unconditionally guaranteed by the Guarantor.

      The Notes will bear interest at    % per annum, payable
semiannually in arrears on and of each year, commencing        , 1998,
to the persons in whose names the Notes are registered at the
close of business on the        and        , as the case may be,
immediately preceding such interest payment dates. Interest on the Notes will be computed on the basis of a 360-day year of twelve
30-day months.

      The principal of, premium, if any, and interest on the Notes will be payable, and the transfer of Notes will be registrable, at the Corporate Trust Office of the Trustee and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002). The Notes will be issued only in fully registered form without coupons. (Section 302). No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305).

      The Notes will be sold in minimum denominations of $1,000 and integral multiples thereof.

      The Notes will not be subject to any sinking fund.

Same-Day Settlement and Payment

      Settlement for the Notes will be made by the Underwriters in same-day funds. All payments of principal and interest will be made by the Company in immediately available funds.

Global Notes

      The Notes may be issued in the form of one or more fully registered Global Notes (referred to herein as the "Global Securities") that will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary to a nominee of such Depositary. (Sections 204 and 305).

      The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participating organizations (collectively, "participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the Depositary system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

      Upon the issuance of a Global Security, the Depositary will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Securities to the accounts of the Depositary participants or persons who hold interests through participants. Ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in Global Securities).

      The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a Global
Security.

      So long as the Depositary or its nominee is the registered owner of a Global Security, such Depositary or such nominee will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

      Payments of principal of, premium, if any, and interest on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Notes, as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants and indirect participants to owners of beneficial interests in such Global Security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants and indirect participants. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section
308).

       If the Depositary is at any time unwilling or unable to continue as Depositary, the Company has agreed to appoint a successor depositary. If such a successor is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the Global Security representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by a Global Security and, in such event, will issue Notes in definitive form in exchange for the Global Security representing such Notes. Further, if the Company so specifies with respect to the Notes, an owner of a beneficial interest in a Global Security representing Notes may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive Notes in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Notes represented by such Global Security equal in principal amount to such beneficial interest and to have such Notes registered in its name. (Section
305). Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof.

Guarantee

      The Guarantor, as primary obligor not merely as surety, will irrevocably and unconditionally guarantee (the "Guarantee") the punctual payment when due, whether at maturity, by acceleration or otherwise, the principal of, premium, if any, and interest on the Notes. The Guarantee will be a continuing guaranty and shall (a) remain in full force and effect until payment in full of the guaranteed obligations, (b) be binding upon Guarantor and (c) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

Optional Redemption

      The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or
(ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis
(assuming a 360-day year consisting of twelve 30-day months) at
the Adjusted Treasury Rate plus   basis points, plus, in each case,
accrued but unpaid interest thereon to the date of redemption.

      "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity most comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

      "Quotation Agent" means the Reference Treasury Dealer appointed by the Trustee after consultation with the Company. "Reference Treasury Dealer" means (i) each of J.P. Morgan Securities Inc. and Salomon Smith Barney and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

       "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

      Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Certain Covenants

      Restriction on Secured Debt

      The Indenture provides that so long as any Notes are Outstanding, the Guarantor will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property of the Guarantor or any Subsidiary or any shares of Capital Stock or Debt of any Subsidiary, without effectively providing that the Notes then Outstanding (together with, if the Guarantor shall so determine, any other Debt of the Guarantor or such Subsidiary then existing or thereafter created which is not subordinate to the Notes then Outstanding) shall be secured equally and ratably with (or, at the option of the Guarantor, prior to) such secured Debt, for so long as such secured Debt shall be so secured; provided, however, that this restriction will not apply to:

           (i) Mortgages on Principal Property, shares of Capital
      Stock or Debt of any corporation existing at the time such corporation becomes a Subsidiary;

           (ii) Mortgages on Principal Property or shares of Capital Stock existing at the time of the acquisition of such Principal Property or Capital Stock by the Guarantor or a Subsidiary;

           (iii) Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of Principal Property or Capital Stock by the Guarantor or a Subsidiary, or to secure any Debt incurred by the Guarantor or a Subsidiary, prior to, at the time of, or within 180 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Debt is incurred for the purpose of financing all or any part of the purchase, construction or improvement of such Principal Property;

           (iv) Mortgages securing any Debt of a Subsidiary owing to the Guarantor or to another Subsidiary;

           (v) Mortgages on property or assets of a corporation existing at the time such corporation is merged into or consolidated with the Guarantor or a Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Guarantor or a Subsidiary in accordance with the terms of the Indenture;

            (vi) Mortgages on property or assets of a Person existing at the time the Guarantor or the Company is merged into or consolidated with such other Person or at the time of a sale, lease or other disposition of the properties of the Guarantor or the Company as an entirety or substantially as an entirety to such other Person in accordance with the terms of the Indenture;

           (vii) Mortgages on property or assets of the Guarantor or a Subsidiary securing Debt issued by the United States of America or any State thereof or any department, agency or instrumentality or political subdivision thereof, or by any other country or any political subdivision thereof, for the purpose of financing all or any part of the purchase price of (or, in the case of real property, the cost of construction on or improvement of) any property or assets subject to such Mortgages (including, but not limited to, Mortgages incurred in connection with pollution control, industrial revenue or similar financings);

           (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Mortgages referred to in the foregoing clauses (i) to (vii) inclusive; provided, that the principal amount of the Debt being extended, renewed or replaced shall not be increased and such extension, renewal or replacement, in the case of Debt secured by a Mortgage, shall be limited to all or a part of the same property, shares of Capital Stock or Debt that secured the Mortgage extended, renewed or replaced (plus improvements on such property); and

           (ix) Mortgages not permitted by clauses (i) through
      (viii) above if at the time of and after giving effect to, the creation or assumption of any such Mortgage, the aggregate amount of all Debt of the Guarantor and its Subsidiaries secured by such Mortgages not so permitted by clauses (i) through (viii) above together with the Attributable Debt in respect of Sale and Lease-Back Transactions permitted by the Indenture does not exceed 15% of Consolidated Net Tangible Assets. (Section 1005).

      The Indenture will not restrict the incurrence of unsecured
Debt by the Guarantor or any Subsidiary.

      Restriction on Sale and Lease-Back Transactions

      The Indenture provides that so long as any Notes are Outstanding, the Guarantor will not, and will not permit any Subsidiary to, enter into any Sale and Lease-Back Transaction unless:

           (i) the Guarantor or such Subsidiary would, at the time of entering into such Sale and Lease-Back Transaction, be entitled, as described in clauses (i) through (ix) set forth under "Restriction on Secured Debt," above, to incur Debt secured by a Mortgage on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Notes then Outstanding;

           (ii) the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to the fair value of such Principal Property (as determined by the Board of Directors of the Guarantor) and an amount at least equal to the net proceeds from the sale of the Principal Property so leased is applied, within 180 days of the effective date of any such Sale and Lease-Back Transaction, (a) to the purchase or acquisition of (or, in the case of real property, the commencement of construction on or improvement of) property or assets, or (b) to the retirement or repayment (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of (1) Notes or Funded Debt of the Guarantor ranking on a parity with or senior to the Notes, or Funded Debt of a Subsidiary or (2) Debt incurred by the Guarantor or a Subsidiary within 180 days prior to the effective date of any such Sale and Lease-Back Transaction that (A) was used solely to finance the acquisition of the Principal Property that is the subject of such Sale and Lease-Back Transaction and (B) is secured by a Mortgage on the Principal Property that is the subject of such Sale and Lease-Back Transaction; provided, however, that the amount to be so applied will be reduced by (x) the principal amount of Notes delivered to the Trustee for retirement and cancellation (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) within 180 days before or after such sale or transfer and
      (y) the principal amount of any such Debt of the Guarantor or a Subsidiary (other than Notes) voluntarily retired (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) by the Guarantor or such Subsidiary within 180 days before or after such sale or transfer; or

           (iii) the lease in such Sale and Lease-Back
      Transaction secures or relates to Debt or other obligations issued by the United States of America or any State thereof or any department, agency or instrumentality or political subdivision thereof, or by any other country or any political subdivision thereof, for the purpose of financing all or any part of the purchase price of (or, in the case of real property, the cost of construction on or improvement of) any property or assets subject to such leases (including, but not limited to, leases incurred in connection with pollution control, industrial revenue or similar financings). (Section 1006).

      Certain Definitions

      "Attributable Debt" means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date of determination at the rate of interest per annum implicit in the terms of such lease, as determined in good faith by the Guarantor, compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

      "Capital Stock" as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

      "Consolidated Net Tangible Assets" means, on the date on which the determination is being made, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding current maturities of long-term debt and capitalized lease obligations), and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly balance sheet of the Guarantor and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

      "Debt" means indebtedness for money borrowed.

      "Funded Debt" means, on the date on which the determination is being made, any Debt maturing by its terms more than 12 months from such date, including any Debt renewable or extendible at the option of the borrower to a date later than 12 months from such date of determination.

      "Mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

      "Principal Property" means any manufacturing plant or manufacturing facility which is (i) owned by the Guarantor or a Subsidiary, (ii) located in the continental United States of America and (iii) the gross book value of which, on the date as of which the determination is being made, exceeds 2% of Consolidated Net Tangible Assets, except any such plant or facility which, in the opinion of the Board of Directors, is not of material importance to the business conducted by the Guarantor and its Subsidiaries taken as a whole, effective as of the date such resolution is adopted.

      "Sale and Lease-Back Transaction" means any arrangement with any person providing for the leasing by the Guarantor or any Subsidiary of any Principal Property, whether owned at the date of the Indenture or thereafter acquired (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between the Guarantor and any Subsidiary, between any Subsidiary and the Guarantor or between Subsidiaries), which Principal Property has been or is to be sold or transferred by the Guarantor or such Subsidiary to such person with the intention of taking back a lease of such Principal Property.

      "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

      "Subsidiary" means a corporation of which more than 50% of the outstanding voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is owned, directly or indirectly, by the Company or the Guarantor, as the context requires, or by one or more other Subsidiaries, or by the Company or the Guarantor, as the context requires, and one or more other Subsidiaries.

Events of Default

      Any one of the following events will constitute an Event of Default under the Indenture with respect to Notes: (a) failure to pay any interest on any Note when due at its Maturity, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any Note at its Maturity; (c) failure to perform, or breach of any covenant or warranty of the Guarantor or the Company in the Indenture, continued for 90 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Guarantor or any Subsidiary or under any mortgage, indenture or instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Guarantor or any Subsidiary, which default constitutes the failure to pay indebtedness in a principal amount in excess of $20 million when due and payable at final maturity, after the expiration of any applicable grace period, or which shall have resulted in such indebtedness in a principal amount in excess of $20 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after notice to the Guarantor specifying such default and requiring the Guarantor to cause such indebtedness to be discharged or such acceleration to be rescinded or annulled; or (e) certain events of bankruptcy, insolvency or reorganization of the Guarantor or any Significant Subsidiary.

      If any Event of Default with respect to the Notes occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Notes may declare the principal amount of all the Notes to be due and payable immediately. At any time after a declaration of acceleration with respect to Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration. (Section 502).

      Under the Indenture, the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give the holders of the Notes notice of such default known to it (the term "default" to mean the events specified above without notice or grace periods); provided that, except in the case of a default in the payment of principal of, premium, if any, or interest, on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interests of the holders of the Notes. (Section
602).

      The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee indemnity reasonably satisfactory to it. (Sections 601, 603). Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of at least a majority in principal amount of the Outstanding Notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes. (Section 512).

      No Holder of Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee a written notice of a continuing Event of Default and unless the Holders of not less than 25% in principal amount of the Outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such a proceeding within 60 days. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and any premium or interest on such Note on or after the respective due dates expressed in such Note.
(Section 508).

      The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004).

Modification and Waiver

      Modifications and amendments of the Indenture may be made by the Company or the Guarantor and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby,
(i) change the Stated Maturity of the principal of or interest on, any Note; (ii) reduce the principal amount of, the rate of interest on, or premium payable on any redemption of any Note;
(iii) adversely affect the right of repayment at the option of the Holder of any Note; (iv) change any Place of Payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable; (v) impair the right to institute suit for the enforcement of any payment on any Note on or after the Stated Maturity thereof; (vi) reduce the percentage in principal amount of Outstanding Notes, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vii) modify any of the provisions described in this paragraph or set forth in certain other sections of the Indenture, except to increase any such percentage or to limit the ability of Holders to modify or waive certain other provisions of the Indenture. (Section 902).

      The Holders of at least a majority in principal amount of the Outstanding Notes may, on behalf of all Holders, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1007). The Holders of not less than a majority in principal amount of the Outstanding Notes may, on behalf of all Holders, waive any past default under the Indenture, except a default in the payment of principal of or any premium or interest on any Note and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Note affected thereby. (Section 513).

Consolidation, Merger and Sale of Assets

      Neither the Guarantor nor the Company may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person and may not permit any Person to consolidate with or merge into the Guarantor or the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Guarantor or the Company, unless (i) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, or any State thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Guarantor's or the Company's obligations on the Guaranty or the Notes, as the case may be, under a supplemental indenture and the performance or observance of every covenant of the Indenture to be performed by the Guarantor or the Company, as the case may be, (ii) immediately after giving effect to the transaction and treating any indebtedness which becomes an obligation of the Guarantor or a Subsidiary as a result of such transaction as having been incurred by the Guarantor or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if as a result of such transaction properties or assets of the Guarantor or the Company could become subject to a Mortgage not permitted by the Indenture, the Guarantor or the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Guarantor or the Company, as the case may be, has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801).

Defeasance and Covenant Defeasance

      The Company and the Guarantor, at their option, (a) will be discharged from any and all obligations in respect of the Notes (except for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes, maintain paying agencies and hold moneys for payment in trust) or
(b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants," and "Consolidation, Merger and Sale of Assets" and the occurrence of an event described in clause (c) or clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money and/or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay all the principal of and any premium and interest (to the Maturity or to the redemption date, as the case may be) on the Outstanding Notes and any mandatory sinking fund payments or analogous payments on the dates such payments are due in accordance with the terms of the Outstanding Notes and the Indenture. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time or both would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, and (ii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Notes as described under clause (b) above and the Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company and the Guarantor will remain liable with respect to such payments. (Article 12).

Governing Law

      The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.
(Section 112).

                           UNDERWRITING

      Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                           Principal
Underwriter                                             Amount of Notes
-----------                                             ---------------

J.P. Morgan Securities Inc.............................  $
Salomon Brothers, Inc..................................   -------------
       Total...........................................  $=============

      Under the terms and conditions of the Underwriting
Agreement, the Underwriters are committed to purchase all of the Notes if any are purchased.

      The Underwriters initially propose to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of    % of the principal
amount of the Notes. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of    % of the principal
amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed by the Underwriters.

      The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the price at which the Notes will trade.

      The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The Company expects to use a portion of the net proceeds from the sale of the Notes to repay indebtedness owed to a bank syndicate in which Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., is a lender and acts as agent. Morgan Guaranty is expected to receive approximately 8% of such net proceeds. See "Use of Proceeds."

      In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover shorts or to stabilize the price of the Notes. Finally, the Underwriters may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the Underwriters repurchase previously distributed Notes covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may discontinue them at any time.

      In the ordinary course of their respective businesses, the Underwriters and certain of their affiliates have provided, and may in the future provide, investment banking services to the Company and have received and will receive customary fees and compensation therefor.

                           LEGAL MATTERS

      The validity of the Notes offered hereby will be passed upon for the Company and the Guarantor by Cleary, Gottlieb, Steen
& Hamilton, New York, New York and for the Underwriters by King &
Spalding, New York, New York.

                              EXPERTS

      The consolidated financial statements and financial statement schedules of Blount and the Company incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, to the extent and for the periods indicated in their reports thereon which appear in Blount's and the Company's Transition Reports on Form 10-K for the period ended December 31, 1996. The consolidated financial statements and financial statement schedules covered by the reports of Coopers & Lybrand L.L.P. have been incorporated by reference herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

      Item 14.  Other Expenses of
                Issuance and Distribution.*

     Commission Registration Fee..                      $44,250
     Accounting Fees..............
     Trustees' Fees and Expenses..
     Printing and Engraving Fees..
     Rating Agency Fees...........
     Legal Fees and Expenses......
     Miscellaneous................                    ___________
        Total.....................                     $
                                                      ===========

      ----------------
      * All amounts are estimated except for the Commission registration fee.

      Item 15.  Indemnification of Directors and Officers.

      Section 145 of the Delaware Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances against liabilities (including expenses incurred) arising under the securities laws.
Article VI of the By-laws of each of Blount International, Inc. and Blount, Inc. provides for indemnification of the respective company's directors and officers against certain liabilities, including certain liabilities under the securities laws, incurred in their capacity as such.

      The Underwriting Agreement (Exhibit 1 hereto) provides for indemnification by each Underwriter of the Company and the Guarantor and, each of their directors, each of their officers who signs this Registration Statement and each person who controls the Company or the Guarantor within the meaning of the Securities Act of 1933, as amended, from certain liabilities under the securities laws.

      In addition, the Company and the Guarantor maintain officers' and directors' liability insurance.

       Item 16.  Exhibits.

  1     Form of Underwriting Agreement.

  2 Stock Purchase Agreement, dated November 4, 1997, by and among Blount, Inc., Hoffman Enclosures Inc., Pentair,
        Inc. and Federal-Hoffman, Inc., relating to the acquisition of Federal Cartridge Company (filed by incorporation by reference to Exhibit 2 to Form 8-K dated
        November 4, 1997 , file no. OO1-11549).

*4(a)   Form of Indenture relating to the Notes and Guarantee
        between the Company, the Guarantor and        , as Trustee.

*4(b) Form of Note and Guarantee (included in Sections 202 and 203 of Exhibit 4(a) above).

*5 Opinion of Cleary, Gottlieb, Steen & Hamilton as to legality of the Notes and Guarantee.

 12     Computation of ratio of earnings to fixed charges.

 23(a)  Consent of Coopers & Lybrand L.L.P., Independent Accountants.

*23(b) Consent of Cleary, Gottlieb, Steen & Hamilton (included in their opinion filed as Exhibit 5).

 24     Powers of Attorney.

*25     Form T-1 Statement of Eligibility and Qualification
        of                      under the Trust Indenture
        Act of 1939.

      --------------

      * To be filed by amendment.

      Item 17.  Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

      The undersigned registrants hereby undertake that:

      For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      For purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                             SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANTS CERTIFY THAT THEY HAVE REASONABLE GROUNDS TO BELIEVE THAT THEY MEET ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAVE DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF MONTGOMERY, STATE OF ALABAMA, ON THE 17TH DAY OF DECEMBER, 1997.

BLOUNT INTERNATIONAL, INC.                   BLOUNT, INC.


By: /s/ Harold E. Layman                     By: /s/ Harold E. Layman
   ----------------------                       ----------------------
   Executive Vice                               Executive Vice
   President Finance                            President Finance
   Operations and Chief                         Operations and Chief
   Financial Officer                            Financial Officer


      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933,
THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED
BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES (FOR BOTH
REGISTRANTS) AND ON THE DATES INDICATED.

          Signatures                    Title                Date
          ----------                    -----                ----

             *                  Chairman of the Board     December 17, 1997
     ----------------------     and Director
        Winton M. Blount

              *                 President and Chief       December 17, 1997
     ----------------------     Executive Officer
       John M. Panetierre       and Director

              *                 Director                  December 17, 1997
     ----------------------
         Haley Barbour

              *                 Director                  December 17, 1997
     ----------------------
       W. Houston Blount

              *                 Director                  December 17, 1997
     ----------------------
     R. Eugene Cartledge

              *                 Director                  December 17, 1997
     ----------------------
      C. Todd Conover

              *                 Director                  December 17, 1997
    ----------------------
        H. Corbin Day

              *                 Director                  December 17, 1997
     ----------------------
      Herbert J. Dickson

              *                 Director                  December 17, 1997
     ----------------------
       Emory M. Folmar

              *                 Director                  December 17, 1997
     ----------------------
        Mary D. Nelson

              *                 Director                  December 17, 1997
     ----------------------
       Arthur P. Ronan

              *                 Director                  December 17, 1997
     ----------------------
      Andrew A. Sorensen

      /s/ Harold E. Layman      Executive Vice            December 17, 1997
     ----------------------     President Finance
       Harold E. Layman         Operations and Chief
                                Financial Officer

    /s/ Rodney W. Blankenship   Vice President and        December 17, 1997
     ----------------------     Controller  (Chief
      Rodney W. Blankenship     Accounting Officer)

 *By /s/ Richard H. Irving III
     ----------------------      Attorney-in-fact
      Richard H. Irving III

EXHIBIT INDEX

Exhibit                       Description                        Page
-------                       -----------                        ----
  1       Form of Underwriting Agreement....................

  2 Stock Purchase Agreement, dated November 4, 1997, by and among Blount, Inc., Hoffman Enclosures Inc., Pentair, Inc. and Federal-Hoffman, Inc., relating to the acquisition of Federal Cartridge Company (filed by incorporation by reference to Exhibit 2 to Form 8-K dated November 4, 1997, file no.
          OO1-11549).

 *4(a)    Form of Indenture relating to the Notes and
          Guarantee between the Company and
                      , as Trustee..........................

 *4(b) Form of Note and Guarantee (included as Exhibit A to Exhibit 4(a) above)

 *5 Opinion of Cleary, Gottlieb, Steen & Hamilton as to legality of the Notes and Guarantee

  12      Computation of ratio of earnings to fixed
          charges...........................................

  23(a)   Consent of Coopers & Lybrand L.L.P., Independent
          Accountants

 *23(b)   Consent of Cleary, Gottlieb, Steen & Hamilton
          (included in their opinion filed as Exhibit 5)
  24      Powers of Attorney................................

 *25      Form T-1 Statement of Eligibility and Qualification
          of           under the Trust Indenture Act of 1939


---------------------------------
* To be filed by amendment.